UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 000-56137

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Yaborã Indústria Aeronáutica S.A.

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Av. Brigadeiro Faria Lima, 2170
São José dos Campos, São Paulo
Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

New Embraer Guarantees

On March 10, 2020, Yaborã Indústria Aeronáutica S.A. (“Yaborã”), the issuer of the relevant Notes (as defined below) (as applicable), Embraer S.A. (“Embraer”) and The Bank of New York Mellon (the “Trustee”) entered into the following supplemental indentures (together, the “Supplemental Indentures”):

(a)

a third supplemental indenture to the indenture dated June 15, 2012 in respect of the 5.150% Notes due 2022 issued by Yaborã (CUSIP: 29082AAA5; ISIN: US29082AAA51; NYSE Bond Symbol: ERJ/22) (the “2022 Notes”);

(b)

a second supplemental indenture to the indenture dated September 16, 2013 in respect of the 5.696% Notes due 2023 issued by Embraer Overseas Limited and guaranteed by Yaborã (CUSIP 144A Notes: 29081YAD8; CUSIP Reg S Notes: G30376AB6; ISIN 144A Notes: US29081YAD85; ISIN Reg S Notes: USG30376AB69) (the “2023 Notes”);

(c)

a fifth supplemental indenture to the indenture dated June 15, 2015 in respect of the 5.050% Notes due 2025 issued by Embraer Netherlands Finance B.V. and guaranteed by Yaborã (CUSIP: 29082HAA0; ISIN: US29082HAA05; NYSE Bond Symbol: ERJ/25) (“2025 Notes”); and

(d)

a sixth supplemental indenture to the indenture dated June 15, 2015 in respect of the 5.400% Notes due 2027 issued by Embraer Netherlands Finance B.V. and guaranteed by Yaborã (CUSIP: 29082HAB8; ISIN: US29082HAB87; NYSE Bond Symbol: ERJ/27) (the “2027 Notes”, and together with the 2022 Notes, the 2023 Notes and the 2025 Notes, the “Notes”).

The Supplemental Indentures amend and supplement the relevant indenture governing the Notes to provide that, with effect from the date of each such Supplemental Indenture, Embraer irrevocably and unconditionally (subject to the termination provision referred to below) guarantees to each holder of the Notes and to the Trustee the full and punctual payment of the principal, premium, interest, additional amounts and all other amounts that may become due and payable under the Notes and the full and punctual payment of all other amounts payable by the relevant issuer of the Notes under the relevant Indenture as they become due (the “New Embraer Guarantees”). The terms of the supplemental indentures provide, among other things, that the New Embraer Guarantees shall automatically terminate on the date that Embraer ceases to own 100% of the share capital of Yaborã.

The terms of the indentures governing the Notes permitted the Supplemental Indentures to be entered into without the consent of the holders of the Notes. For the avoidance of doubt, the New Embraer Guarantees are now in effect and are therefore not conditioned upon the consummation of the Consent Solicitation (as defined below).

The execution of the Supplemental Indentures and the matters referred to herein did not result in any change in the security identifiers of the Notes.

Launch of Consent Solicitation

On March 10, 2020, Yaborã issued a press release announcing the launch of a consent solicitation process (the “Consent Solicitation”) to seek consent from holders of the Notes to amend certain provisions of the indentures governing the Notes (the “Press Release”). A copy of the Press Release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This Form 6-K is for informational purposes only. This Form 6-K does not constitute the solicitation of consents with respect to any Notes. This Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer, solicitation or sale of any securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful. The Consent Solicitation is being made solely pursuant to the Consent Solicitation Statement referred to in the Press Release, which Consent Solicitation Statement sets forth a detailed statement of the terms and conditions of the Consent Solicitation.

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1

Press Release entitled “Yaborã Indústria Aeronáutica S.A., a wholly-owned subsidiary of Embraer S.A., Announces Consent Solicitation for its 2022 Notes, 2023 Notes, 2025 Notes and 2027 Notes” dated March 10, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2020

Yaborã Indústria Aeronáutica S.A.

By:	/s/ Mauro Kern Junior
	Name:	Mauro Kern Junior
	Title:	Officer